FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

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Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”) hereby publicly discloses correspondence from Casino Guichard-Perrachon, one of its controlling shareholders, related to the acquisition of shares of its capital stock.

São Paulo, September 12, 2011.

Vitor Fagá de Almeida

Investors Relations Officer

Paris, September 12th, 2011.

To

Companhia Brasileira de Distribuição

Attn.        Mr. Vitor Faga

                Investor Relation Officer

Dear Sirs,

We make reference to the information regarding the change of ownership of the direct and indirect controlling shareholders of Companhia Brasileira de Distribuicao – CBD as per the Level 1 listing rules of BM&FBOVESPA sent to you today (copy attached hereto).

In such regard, for the purposes of keeping the market properly informed, we hereby kindly request you to disclose, by releasing a Notice to the Market, the content of the press release published by Rallye, the controlling shareholder of Casino Guichard-Perrachon, regarding the acquisition of shares and call options to acquire shares issued by CBD, reproduced herein below

“Rallye acquired in August 2011 3.3 million preferred shares/ADRs issued by Grupo Pão de Açúcar (GPA) and 4 million call options giving it the right to acquire the same number of ADRs.

As a result of these acquisitions, Rallye (majority shareholder of Casino) and Casino (number one shareholder of GPA) hold an aggregate economic participation in GPA (including ordinary shares, preferred shares and ADRs, and the ADRs underlying call options) amounting to 45.9% of GPA’s share capital.

This acquisition reaffirms that Rallye is, as well as Casino, confident and committed towards Brazil and GPA.”

Sincerely,

Casino Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 12, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.